Filed pursuant to Rule 424(b)(5)

Registration No. 333-285000

PROSPECTUS SUPPLEMENT

(to Prospectus Supplements Dated March 25, 2025 and June 27, 2025

to Prospectus dated March 25, 2025)

New Horizon Aircraft Ltd.

Up to $50,000,000

Common Shares

This Prospectus Supplement amends and supplements the information in the prospectus supplement, dated March 25, 2025 (the “Original Prospectus Supplement”), the prospectus supplement dated June 27, 2025, and the accompanying prospectus dated March 25, 2025 (collectively, the “Prior Prospectus”), relating to the offer and sale of our Class A ordinary shares, without par value (the “Common Shares”), from time to time through or to JonesTrading Institutional Services LLC (“Jones”), acting as sales agent in “at the market offerings” as defined in Rule 415 under the Securities Act of 1933, as amended, pursuant to that certain Capital on Demand™ Sales Agreement, dated as of February 14, 2025, between us and Jones (the “Sales Agreement”). This Prospectus Supplement should be read in conjunction with the Prior Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prior Prospectus. This Prospectus Supplement is not complete without, and may only be delivered or utilized in connection with, the Prior Prospectus, and any future amendments or supplements thereto.

We are filing this Prospectus Supplement to amend the Prior Prospectus to increase the maximum amount of Common Shares that we are eligible to sell pursuant to the Sales Agreement. As a result of our public float increasing above $75.0 million since the filing of the Prior Prospectus, we are no longer subject to the limits in General Instruction I.B.6 of Form S-3. From March 25, 2025 through the date of this Prospectus Supplement, we sold an aggregate of 6,944,498 Common Shares for an aggregate purchase price of $14,875,463 under the Prior Prospectus. As of the date of this Prospectus Supplement, we are increasing the aggregate amount of Common Shares that we are offering pursuant to the Sales Agreement, such that we are offering up to $50,000,000 of our Common Shares for sale under the Sales Agreement, including the Common Shares previously sold, or $35,124,537 from and after the date hereof.

Our Common Shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “HOVR”. On October 30, 2025, the last reported sale price of our Common Shares on Nasdaq was $2.28 per share.

We are an emerging growth company and a smaller reporting company under the federal securities laws and, as such, are subject to certain reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company and a Smaller Reporting Company” on page S-1 of the Original Prospectus Supplement.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties referenced under the heading “Risk Factors” beginning on page S-5 of the Original Prospectus Supplement, page 4 of the accompany prospectus and under similar headings in the documents that are incorporated by reference into the Prior Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the Prior Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 31, 2025.